THE NEW YORK STATE OPPORTUNITY FUNDS

CODE OF ETHICS FOR SENIOR EXECUTIVE OFFICERS

This Code of Ethics for Senior Executive Officers applies to the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and other senior executive officers serving in a finance, accounting, tax or investor relations role with The New York State Opportunity Funds (the “NYS Fund”).  The NYS Fund expects all of its employees to act in accordance with the highest standards of personal and professional integrity in all aspects of their activities, to comply with all applicable laws, rules and regulations, to deter wrongdoing and abide by the policies and procedures adopted by the NYS Fund that govern the conduct of employees and its operations.

As a senior executive officer, you agree to:

(a)

Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(b)

Avoid conflicts of interest and to disclose to the Chair of the Audit Committee any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

(c)

Take all reasonable measures to protect the confidentiality of non-public information about the NYS Fund or its affiliates and their customers obtained or created in connection with your activities and to prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process;

(d)

Produce full, fair, accurate, timely, and understandable disclosure in reports and documents that the NYS Fund or its affiliates files with, or submits to, the Securities and Exchange Commission (SEC) and other regulators and in other public communications made by the NYS Fund or its affiliates;

(e)

Comply with applicable laws, rules and regulations of federal, state, and local governments, as well as the rules and regulations of other appropriate private and public regulatory agencies; and

(f)

Promptly report illegal or unethical conduct by any director, officer or employee that has occurred, is occurring or may occur, including any possible violations of this Code of Ethics, to the Chair of the Audit Committee or any other appropriate parties or channels.

You are prohibited from directly or indirectly taking any action to fraudulently influence, coerce, manipulate or mislead the NYS Fund or its affiliates’ independent public auditors in connection with the financial statements of the NYS Fund or its affiliates.

You understand that you will be held accountable for your adherence to this Code of Ethics. Your failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including the possible termination of employment. Violations of this Code of Ethics may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or the NYS Fund and its affiliates.

If you have any questions regarding the best course of action in a particular situation, you should promptly contact the NYS Fund’s outside general counsel for securities law matters.

You understand that the NYS Fund’s Board of Trustees shall have sole and absolute authority to approve any deviation or waiver from this Code of Ethics.  Any waiver and the grounds for such waiver for a senior executive officer shall be promptly disclosed in accordance with SEC regulations and applicable law.

Your Personal Commitment to the NYS Fund Code of Ethics for Senior Executive Officers

I acknowledge that I have received and read the NYS Fund Code of Ethics for Senior Executive Officers and understand my obligations as an employee to comply with the Code of Ethics.

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